Contact: METLIFE                   CONNING

         Kevin Foley               Investor Contact: Paul Kopsky, Jr.
         212 578-4132                                (314) 444-0715
         Kfoley@metlife.com
                                   Media Contact:    David Garino
                                                     (314) 982-1700


           METLIFE AND CONNING ANNOUNCE MERGER AGREEMENT

New York, March 9, 2000 - Metropolitan Life Insurance Company (MetLife) and Conning Corporation (NASDAQ: CNNG) today announced that they have entered into a definitive merger agreement providing for the acquisition by MetLife of all of the outstanding shares of Conning not already controlled by MetLife for $12.50 per share in cash. This is an increase from the $10.50 per share price contained in MetLife's initial proposal announced January 18, 2000. MetLife acquired its 61 percent interest in Conning as a result of its January 6, 2000 acquisition of GenAmerica Corporation, Conning's indirect majority owner. The board of directors of each company has approved the merger agreement.

MetLife is expected to commence the tender offer for Conning's outstanding shares by March 20, 2000. The tender offer will remain open for 20 business days, unless extended pursuant to the merger agreement, and is conditioned upon the tender of a sufficient number of shares to give MetLife and its affiliates ownership of at least two-thirds of Conning's outstanding shares. Shares not tendered will be converted into the right to receive the same $12.50 per share in cash. The merger agreement contains customary closing conditions.

Conning provides asset management services primarily to insurance companies and institutional investors, manages private equity funds investing in insurance and insurance-related companies, and conducts in-depth research on the insurance industry.

                              -more -

Add One


Headquartered in New York City since 1868, MetLife is a leading provider of insurance and financial products and services to a broad spectrum of individual and group customers. The company, with $404.2 billion of assets under management as of September 30, 1999 on a pro-forma basis, including the acquisition of GenAmerica Corp., provides individual insurance and investment products to approximately 9 million households in the U.S. In addition, the corporations and institutions that MetLife provides with group insurance and investment products have approximately 33 million employees and members. MetLife also has international insurance operations in ten countries, with a focus on the Asia/Pacific region, Latin America and selected European countries. For more information about MetLife, please visit the company's Web site at www.metlife.com.
---------------

                               # # #

All stockholders should read the tender offer statement concerning the tender offer that will be filed by MetLife with the Securities and Exchange Commission (SEC) and mailed to stockholders. The tender offer statement will contain important information that stockholders should consider before making any decision regarding tendering their shares. You will be able to obtain the tender offer statement, as well as other filings containing information about MetLife and Conning, without charge, at the SEC's Internet site (www.sec.gov). Copies of the tender offer statement and other SEC filings can also be obtained, without charge, from the MetLife Secretary.